

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

<u>Via Facsimile</u>
Toshiko Iwamoto Kato
President
Easy Organic Cookery, Inc.
375 N. Stephanie St. Suite 1411
Henderson, Nevada, 89014-8909

> **Re:** **Easy Organic Cookery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 28, 2011**
> **File No. 333-169449**

Dear Mrs. Kato:

We have reviewed your response letter and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note that your revised disclosure on page 3 in response to comment 2 of our letter dated October 15, 2010 continues to state that your auditors have issued a going concern <u>comment</u>. Please revise to state that your auditors have issued a going concern <u>opinion</u>. It also appears that this sentence is incomplete. Please revise.

<u>Use of Proceeds, page 15</u>

2. We note your response to comment 16 in our letter dated October 15, 2010. However we are unable to locate your disclosure. Accordingly, as previously requested, please revise to disclose the amount of *net* proceeds (gross proceeds less offering costs) anticipated to be raised under each of the 25%, 50%, 75% and 100% offering scenarios.

Dilution, page 16

3. We note your response to comment 18 in our letter dated October 15, 2010 and your revised disclosures. However, the amounts you have presented under each of the 25%, 50%, 75% and 100% offering scenarios for the aggregate amount of post-offering book value and the aggregate amount of post-offering book value per share do not appear to be correct. Please revise such amounts or tell us how they were derived.

Description of Business, page 22

4. In light of your risk factor disclosure on page 14 that your sole officer, director and employee, Mrs. Kato, resides in Sao Paulo, Brazil, please expand your Description of Business disclosure to explain how you will address the logistics of your sole office being located in Henderson, Nevada.

Employees and Employment Agreements, page 30

5. In response to comment 29 of our letter dated October 15, 2010 you state that you have updated your filing to disclose the status of your website. We note, however, that the third paragraph on page 30 continues to indicate that your website is not yet being developed which is inconsistent with your disclosure on page 23 that your website currently contains a template of what you expect to further develop. Please revise your disclosure as appropriate.

Financial Statements, page 31

General

6. We note your disclosure in Management's Discussion and Analysis in the first paragraph at the top of page 54 that the majority of your expenses are associated with the filing of your S-1 including auditing and legal fees. Please tell us what consideration you gave to deferring the specific incremental costs directly attributable to your proposed offering and charging such costs against the gross proceeds of the offering. Refer to SAB Topic 5.A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Plan of Operation, page 50

7. We note your response to comment 38 in our letter dated October 15, 2010 along with your revised disclosures. It appears that you have added tabular disclosures showing how you expect to allocate the *gross* amounts expected to be raised under each of the 25%, 50%, 75% and 100% offering scenarios. Please revise to disclose how you will allocate the *net* proceeds of the offering under each of these offering scenarios.

8. Please expand your disclosure to state, if true, that you do not plan to purchase and sell organic food directly, but rather to have as yet unidentified third party suppliers/partners deliver directly to your customers all of the ingredients needed to prepare your free organic recipes under your EOC business model and those planned and selected by your nutritionists under your EOC+ business model. Please disclose whether you anticipate that all of the ingredients necessary to prepare such recipes and meal plans are expected to be sourced from a single third party supplier/partner or whether products from multiple suppliers/partners are expected to be necessary. If multiple suppliers/partners products are expected to be required, please disclose how you anticipate coordinating delivery of all of required ingredients in a timely and cost effective manner and whether you anticipate charging delivery costs to your customers.

Capital Resources and Liquidity, page 54

9. We note your response to comment 39 in our letter dated October 15, 2010 and your revised disclosures. You state in your response that you revised your allocation of proceeds under the 25% offering scenario to show that you plan to devote some of the proceeds to the final development of your website. It is unclear whether your website would be functional and capable of generating revenues if you devote only the $450 shown under the 25% offering scenario or whether you would be required to devote additional funds to its development before it would be capable of generating revenues. We note that you have allocated amounts ranging from $4,000 to $11,000 to website development under the other offering scenarios. If the 25% offering scenario will be insufficient to fund any or all of the expense, you should so state. You should also disclose whether you will be required to raise additional funds from subsequent debt or equity financing to implement your plan of operations and begin generating revenues in each scenario, please revise your disclosure as necessary to make this clear.

Certain Relationships and Related Transactions, page 59

10. Your disclosure regarding the exemption from registration upon which you relied in issuing 10,500,000 shares to Mrs. Toshiko is inconsistent. In response to comment 45 of our October 15, 2010 letter you revised your disclosure on page 59 to state that the sale to Mrs. Toshiko was made in reliance on Section 4(2) of the Securities Act of 1933. However, in response to comment 48 of our letter you revised your disclosure on page 60 to state that the same sale was made in reliance on Regulation S. Please revise your disclosure to be accurate and consistent.

Exhibits and Financial Statement Schedules, page 61

Exhibit 23(i)

11. Please revise the description of your auditor's consent exhibit to reference the correct period end to which the consent relates.

You may contact, Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
       Via Facsimile (303) 988-6954